Exhibit 99.1

NEWS RELEASE
TSX: ELD NYSE: EGO	April 20, 2020

Eldorado Gold Provides Update on Annual Meeting of Shareholders

VANCOUVER, BC – Eldorado Gold Corporation (“Eldorado” or “the Company”) announces its Annual General Meeting ("AGM") on Thursday, April 30, 2020 will now be held at 3:00 pm PT at Eldorado’s head office at 11th Floor, 550 Burrard Street, Vancouver, British Columbia.

In response to the unprecedented public health impact of COVID-19, and to mitigate risks to the health and safety of its shareholders, employees and local communities, Eldorado is urging shareholders not to attend the AGM in person.

Registered shareholders and duly appointed proxy holders may participate in the AGM via a live conference call. Registered shareholders and duly appointed proxy holders who have properly registered prior to the AGM as outlined below will be able to ask questions of management via the conference call at the conclusion of the AGM.

Shareholders should vote on the matters before the AGM by proxy or voting instruction form prior to the proxy cut-off on Tuesday, April 28, 2020 at 3:00 pm PT.

Joining the AGM

In order to participate in the AGM, registered shareholders and duly appointed proxy holders must register via the following link prior to the proxy cut-off at 3:00 pm PT on Tuesday, April 28, 2020.

http://services.choruscall.ca/DiamondPassRegistration/register?confirmationNumber=10009184&linkSecurityString=835ccd720

After you register, you will be assigned a unique PIN and dial-in phone number. Please note that phone networks are currently very busy due to the global pandemic, and it is recommended that you attempt to connect at least fifteen minutes prior to the scheduled start time of the AGM.

Registered shareholders and duly appointed proxy holders who regard their physical attendance at the AGM as essential are asked to contact Peter Lekich, Manager Investor Relations at 604-687-4018 prior to 3:00 pm PT on Wednesday, April 29, 2020 so that appropriate measures can be put in place to facilitate physical distancing and other precautions to ensure the health and safety of all attendees. Eldorado will follow the guidance and orders of Provincial and Federal public health authorities in that regard, including those restricting the size of public gatherings.

AGM Materials

Shareholder materials for the AGM were filed and mailed to shareholders on March 30, 2020, and can be found on Eldorado’s website via the following link:

https://www.eldoradogold.com/investors/shareholder-information/shareholder-materials-and-agm/default.aspx

Shareholders are also reminded that the Company will release its Q1 2020 Financial and Operational Results after market closes on April 30, 2020 and will host a conference call on Friday, May 1, 2020 at 11:30am ET (8:30 am PT). The call will be webcast and can be accessed at Eldorado’s website at www.eldoradogold.com, or via the following link:

http://services.choruscall.ca/links/eldoradogold20200501.html

About Eldorado Gold

Eldorado is a gold and base metals producer with mining, development and exploration operations in Turkey, Canada, Greece, Romania, and Brazil. The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities. Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Contacts

Investor Relations
Peter Lekich, Manager Investor Relations
604.687.4018 or 1.888.353.8166
peter.lekich@eldoradogold.com

Media
Louise Burgess, Director Communications and Government Relations
604.601.6679 or 1.888.363.8166
louise.burgess@eldoradogold.com